Filing under Rule 425 under the U.S. Securities Act of 1933

Filer: Fiat Industrial S.p.A.

Subject Company: CNH Global N.V.

CNH Global N.V.’s Exchange Act File No.: 005-53289

EXTRAORDINARY SHAREHOLDERS’ MEETING OF FIAT INDUSTRIAL S.P.A. TO BE HELD

ON JULY 9, 2013 – QUESTIONS AND ANSWERS

THE FI MERGER

Q&A INDEX

A	GENERAL

B	PURPOSE OF THE TRANSACTION

C	EXCHANGE RATIOS

D	WITHDRAWAL RIGHTS

E	SPECIAL VOTING SHARES

F	LISTING AND SETTLEMENT

G	TAX

H	CORPORATE GOVERNANCE

A.	GENERAL

A.1 What is the merger (i.e., jointly the Fiat Industrial merger and the CNH merger)?

The merger is a business combination transaction in which each of Fiat Industrial S.p.A. and CNH Global N.V. will merge with and into CNH Industrial N.V., which will succeed to all of the assets, liabilities and other legal relationships of the two companies.

The businesses carried out by CNH Industrial, as absorbing and surviving company, and its subsidiaries following the mergers will be the same as the businesses carried out by Fiat Industrial and its subsidiaries (including CNH) prior to the mergers.

A.2 What are the main features of the proposed transaction?

•	Combination of Fiat Industrial and CNH to create a single issuer with listing on the NYSE and in Milan

•	Structure: Fiat Industrial and CNH will each merge into a new Dutch holding company CNH Industrial N.V. (CNH Industrial)

•	Fiat Industrial shareholders will receive 1 share in CNH Industrial for each Fiat Industrial share

•

CNH minority shareholders will receive 3.828x shares in CNH Industrial for each CNH share. This exchange ratio is based on undisturbed prices, i.e. the one month average to 04-Apr-2013, one day before the 2012 Fiat Industrial AGM when the transaction was first raised publicly by Fiat Industrial chairman

•	In addition, as provided under the merger agreement, on Dec-28, 2012 CNH paid a cash dividend of $10 per CNH common share to CNH minority shareholders

•	Governance: Introduction of loyalty voting structure to reward long-term ownership and foster stability of shareholder base

A.3 Why this transaction structure and not a cash squeeze out of the CNH minorities or a direct statutory merger of CNH into Fiat Industrial?

•

This is not a squeeze-out but a transaction intended to create value for all shareholders of Fiat Industrial and CNH that will benefit from the potential stock re-rating and other advantages (see Question B.3)

•

Potential withdrawals rights by Fiat Industrial shareholders and the exercise of any creditors’ rights are capped at €325m through a closing condition, hence the maximum potential cash out for the company will be limited

•	A cash squeeze out would not have achieved all the advantages outlined and would require a significantly higher cash outflow with potential negative consequences on the combined entity rating

•	Finally, we will be able to implement a loyalty voting structure for long-term shareholders

•	The system, similar to the one adopted by many listed French companies (e.g. Sanofi, LVMH, Pernod Ricard, PSA Peugeot), rewards long-term ownership and fosters stability of shareholder base

•	Italian corporate law does not allow implementation of a similar system

A.4 Why incorporate the company in the Netherlands and not in Italy?

•	Redomiciling is necessary to accomplish the group’s strategic objectives

•	The main objective is to achieve a stronger single-stock currency which will enhance value for all shareholders and enable the combined group to pursue strategic transactions

•	We want to accomplish a full combination of Fiat Industrial and CNH under one publicly traded holding company without burdening the group’s balance sheet

•	CNH is Dutch and the EU permits a cross-border merger of an Italian and a Dutch company in a manner similar to a domestic merger

•	We want to implement a mechanism to reward long-term shareholders and Italian Law does not permit multiple vote shares

•	Under Dutch law it is possible to implement a multiple vote system similar to French one

•	Additionally, CNH, which has been the largest contributor in terms of revenues and earnings to the Fiat Industrial group, is already incorporated in the Netherlands and listed in the US

•	Finally, a large number of industrial groups have historically chosen the Netherlands for their holding companies, on the basis of its favourable and international corporate environment

•	Further enhance Fiat Industrial global profile and stress the international diversification of the business and the shareholder base

A.5 Why are you leaving Italy?

•	Fiat Industrial is not leaving Italy. Only the holding company will be moved to the Netherlands, while Italian operations and general commitment to Italy will remain unchanged

•	Many of the reasons to be incorporated in the Netherlands are related to corporate law and this decision should not be interpreted as an intention to scale down Fiat Industrial’s presence in Italy

A.6 When is the transaction expected to be completed?

The transaction is currently expected to be completed during the third quarter of 2013, subject to the satisfaction of certain conditions precedent, several of which are not under the control of Fiat Industrial and/or CNH.

A.7 What are the key transaction steps and the envisaged timetable?

•	EGMs of Fiat Industrial (09-July) and CNH (23-July) vote on merger

•	Upon registration of Fiat Industrial resolution (few days after 09-July)

•	60-day period for Fiat Industrial creditors’ opposition

•	15-day period for exercise of Fiat Industrial shareholders withdrawal rights

•

Closing will be subject to satisfaction of transaction conditions (maximum amount of Fiat Industrial withdrawal and creditors’ opposition condition, listing and regulatory approvals and other customary conditions)

•

Completion is expected during the third quarter of 2013, subject, however, to the satisfaction of certain conditions precedent set forth in the merger agreement, several of which are not under the control of Fiat Industrial or CNH

A.8 What are the key conditions to closing?

The following transaction conditions are set forth in the merger agreement

•	Shareholder votes

•	€325m cap on the total amount payable to Fiat Industrial shareholders exercising the right of withdrawal and to Fiat Industrial creditors opposing the merger

•	SEC Admission to trading at NYSE

•	Other customary conditions

A.9 What are the regulatory/other approvals required?

•	Admission to trading on the NYSE

•	No CONSOB approval required to close the transaction, but sought anyway for Milan listing

•	No antitrust approval required

A.10 Is completion of the Fiat Industrial merger subject to the exercise of creditors’ rights?

Yes. The Fiat Industrial merger cannot take effect until 60 days following the registration with the Companies’ Register of Turin (Italy) of the minutes of the extraordinary general meeting of the Fiat Industrial shareholders. In the event that during such 60-day period, opposition by Fiat Industrial creditors to the Fiat Industrial merger exceeds – together with the amount to be paid to Fiat Industrial shareholders exercising their withdrawal right– the maximum aggregate threshold of Euro 325 million, a condition precedent to the Fiat Industrial Merger will not be satisfied.

A.11 What happens if the transaction is not completed?

If the Fiat Industrial shareholders or the CNH shareholders do not approve the Fiat Industrial merger or the CNH merger and related matters at the extraordinary general meetings or if the transaction is not completed for any other reason, the Fiat Industrial shareholders and the CNH shareholders will continue to hold their Fiat Industrial ordinary shares and/or CNH common shares, as applicable, and any exercise of withdrawal rights by Fiat Industrial shareholders will not be effective. Fiat Industrial will remain a publicly traded company listed on the MTA. CNH will remain a publicly traded company listed on the NYSE and continue to be a foreign private issuer subject to SEC reporting obligations.

If the merger agreement is terminated, the merger agreement provides that CNH shall pay a dividend of $10.00 per CNH common share held by FNH (or Fiat Industrial, if FNH shall have been merged with and into Fiat Industrial).

A.12 When will the extraordinary shareholders’ meetings of CNH and CNH Industrial be held?

The extraordinary shareholders’ meeting of CNH to approve the merger of CNH with and into CNH Industrial will be held on July 23, 2013, while the extraordinary shareholders’ meeting of CNH Industrial will be held shortly thereafter.

A.13 Will Fiat Industrial pay any sum to CNH if the shareholders’ meeting does not approve the merger?

No, Fiat Industrial will not pay any amount to CNH; pursuant to the merger agreement, either Fiat Industrial or CNH may terminate the merger agreement if any approval of the shareholders of Fiat Industrial or CNH required for the consummation of the merger shall not have been obtained by reason of the failure to obtain the required vote at the relevant shareholders’ meeting. In such a case, the merger agreement shall become void and have no effect, without any liability on the part of Fiat Industrial, FNH, CNH Industrial or CNH or their respective officers and directors. However, whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses except as otherwise provided in the merger agreement.

A.14 Do the Fiat Industrial board of directors and the CNH board of directors recommend the approval of the merger and the transactions contemplated by the merger agreement?

Yes. The Fiat Industrial board of directors has carefully considered the proposed merger and unanimously recommended that Fiat Industrial shareholders vote in favor of the merger and the merger plans. The CNH board of directors, acting through its unconflicted directors, has carefully considered the proposed merger and unanimously recommended that CNH shareholders vote in favor of the merger, the merger agreement and the transactions contemplated by the merger agreement.

A.15 What is the €325 million cap?

This cap is a condition precedent to the closing of the mergers. In particular, if the amount of Fiat Industrial cash disbursement to its creditors acting pursuant to creditor opposition rights against Fiat Industrial under Italian law and to Fiat Industrial shareholders in connection with the exercise by such shareholders of withdrawal rights pursuant to Italian law exceeds, in the aggregate, Euro 325 million, a condition to closing of the mergers will not be satisfied.

A.16 When will Fiat Industrial verify the possible exceeding of the €325 million cap?

The cap consists of two different possible items, the first relating to the amount to be paid to shareholders exercising their withdrawal rights and the second relating to the amount of the claims raised by opposing creditors of Fiat Industrial. Fiat Industrial will verify the sum due to the withdrawing shareholders and to the opposing creditors during, respectively, the business days immediately following the end of the period for the exercise of the withdrawal right (ie. 15 days after the registration with the Companies’ Register of Turin (Italy) of the minutes of the extraordinary general meeting of the Fiat Industrial shareholders) and the period for the opposition by the creditors (ie. 60 days after the registration with the Companies’ Register of Turin (Italy) of the minutes of the extraordinary general meeting of the Fiat Industrial shareholders), or shortly thereafter, and then it will give public disclosure as to the possible satisfaction of the relevant condition precedent.

A.17 Why was the procedure for related parties transactions not applied to the Fiat Industrial merger?

As already publicly communicated, Fiat Industrial merger benefits of the exemption set forth by article 14 of the Consob regulation and article 2.3 of the “Procedures for transactions with related parties” adopted by Fiat Industrial.

B.	PURPOSE OF THE TRANSACTION

B.1 What is the rationale for the transaction?

The purpose of the transaction is to solve the following issues:

•

The existence of two distinct equity securities for Fiat Industrial and CNH listed on separate markets is the result of a series of transactions pursued long ago by FIAT group; the current situation is cumbersome and value-constraining in a number of respects

•	Small public float of CNH constrains valuation of both CNH and Fiat Industrial (affecting also stocks performance) and hinders the group’s ability to capitalize on strategic opportunities

•	Limits ability by top US capital goods investors to build meaningful positions in CNH

•	Creates holding company discount at Fiat Industrial level due to the unwarranted complexity of the corporate structure of Fiat Industrial group

•	These issues have been magnified following the demerger of Fiat Industrial from FIAT group because of the higher proportion of Fiat Industrial represented by CNH

B.2 What are the objectives pursued with the transaction? What will be the effect of Fiat Industrial merger on the plans and prospects of the Fiat Industrial group?

The main objective of the transaction is to simplify the Fiat Industrial group’s capital structure by creating a single class of liquid stock listed on the NYSE and subsequently on the Mercato Telematico Azionario.

From a strategic and operational perspective, the transaction will enable full integration of the businesses controlled by Fiat Industrial, which – once combined – shall represent the third-largest capital goods group in the world by equipment sales.

Finally, the transaction is expected to increase the group’s flexibility to pursue strategic transactions and reward long-term shareholding.

B.3 What are the benefits of the transaction?

The transaction is expected to provide several benefits for both Fiat Industrial and CNH shareholders and for the two companies

•	Capital markets and valuation

•	Create a single class liquid stock listed in New York with secondary listing in Milan

•	Form a true peer to the major North American-based capital goods companies

•	Increase liquidity and attract new capital goods-focused investor base and analyst coverage in the US

•	Capitalize on scarcity value deriving from being the only significant agricultural equipment player listed in Europe

•	Eliminate CNH illiquidity discount and achieve, over time, a valuation multiple more in line with US capital goods peers

•	Foster access to more favorable US debt capital markets ultimately reducing the Group’s cost of capital

•	Improve credit profile and access a broader liquidity pool

•	Combination to be neutral to slightly positive from a credit rating perspective (excluding effect of withdrawal rights)

•	Elimination of any market misperception of CNH cash deposited at Fiat Industrial

•	Strategic and operational

•	Create opportunities for regional consolidation of Financial Services platforms and common development of new infrastructures in developing markets

•	Acquire greater scale in key emerging markets, such as China, Brazil, Argentina, translating into more effective local execution

•	Simplify intra-group dealings

•	Secure full access to powertrain know-how for CNH

•	Increase flexibility to pursue strategic transactions using equity

•	Encourage and reward long-term shareholding

C.	EXCHANGE RATIOS

C.1 What will the Fiat Industrial shareholders receive in the merger?

Upon effectiveness of the mergers, each Fiat Industrial ordinary share will entitle its holder to receive one (1) common share of CNH Industrial, par value €0.01 per share.

Moreover, all Fiat Industrial shareholders and CNH shareholders that are present or represented by proxy at the applicable extraordinary general meeting approving the merger (regardless of how they vote on the merger) and that continue to hold their Fiat Industrial ordinary shares and/or CNH common shares from the record date of the applicable extraordinary general meeting until effectiveness of the relevant merger may elect to receive one special voting share in addition to each CNH Industrial common share that they receive in the relevant merger. You will be entitled to receive one CNH Industrial special voting share for each CNH Industrial common share to which you will be entitled by complying with the requirements provided for by the Terms and Conditions of the Special Voting Shares and sending, through your depository intermediary, to Fiat Industrial the Initial Election Form (made available through Fiat Industrial corporate website), duly filled so to be received by Fiat Industrial within July 30, 2013.

C.2 How was the exchange ratio determined?

The exchange ratio of 3.828 CNH Industrial common shares for each CNH share is the average exchange ratio in the month to 04-Apr-2012, before the transactions was first raised publicly by Fiat Industrial chairman at Fiat Industrial 2012 AGM on 05-Apr-2012

In Fiat Industrial’s original proposal of May 30, 2012, the exchange ratio was established at market, based on undisturbed market prices, in order not to grant a premium to either set of shareholders, in light of the fact that there is no change of control or significant synergy potential to share. Under the merger agreement, Fiat Industrial ultimately agreed the payment of a special dividend of $10.00 per CNH common share to CNH minority shareholders (paid on December 28, 2012) without adjusting the exchange ratio.

D.	WITHDRAWAL RIGHTS

D.1 Are Fiat Industrial shareholders and/or CNH shareholders entitled to exercise dissenters’, appraisal, withdrawal or similar rights?

CNH shareholders are not entitled to exercise dissenters’, appraisal, withdrawal or similar rights in connection with the CNH merger.

Under Italian law, Fiat Industrial shareholders who did not concur with the approval of the extraordinary general meeting’s resolution are entitled to withdrawal rights because, as a result of the merger, the registered office of the surviving company in the Fiat Industrial merger, CNH Industrial, will be outside of Italy, Fiat Industrial ordinary shares will be delisted from the MTA, and the company resulting from the Fiat Industrial merger, CNH Industrial, will be governed by the laws of a country other than Italy.

The exercise of such withdrawal rights will be effective subject to the merger becoming effective.

D.2 What are the requirements to be complied with in order to withdraw?

To be eligible to exercise the right of withdrawal, holders of Fiat Industrial shares – in relation to which the right of withdrawal is being exercised – must have held the shares prior to the extraordinary general meeting and continue to hold those same shares on the date of the communication of exercise of the withdrawal right and they must not have voted in favour of the merger.

D.3 What will be the actions to be taken to exercise my withdrawal right?

To exercise their right of withdrawal, qualifying shareholders must send written notification to Fiat Industrial by registered mail within 15 calendar days of the registration date of the triggering resolution. The notification must provide: (i) personal details for the withdrawing shareholder, including tax code; (ii) contact details for the withdrawing shareholder – including telephone number and, where possible, e-mail address – for communications relative to the procedure; (iii) number of shares in relation to which the right of withdrawal is being exercised.

The notification must also provide details of the intermediary with which the shares are deposited, together with a statement from the withdrawing shareholder declaring that the shares are free and clean of pledges and other encumbrances.

The withdrawing shareholder must, at the time the notification is made, also request that the intermediary send the appropriate communication to Fiat Industrial certifying that the withdrawing shareholder was the holder of the shares prior to the general meeting at which the resolution triggering the right of withdrawal was passed and remained the holder until the date of the above communication.

D.4 What will be the price to be paid to Fiat Industrial shareholders exercising their withdrawal right?

Fiat Industrial shareholders that properly exercise withdrawal rights will be entitled to receive Euro 8.897 per each share (i.e., the average closing price per Fiat Industrial ordinary share for the 6-month period prior to the publication of the notice of call of the extraordinary general meeting), as indicated in the notice of call of the shareholders’ meeting.

Pursuant to the merger agreement, if the amount of cash to be paid to Fiat Industrial shareholders in connection with the exercise by such shareholders of withdrawal rights under Italian law and to creditors of Fiat Industrial pursuant to creditor opposition rights proceedings under Italian law exceeds, in the aggregate, Euro 325 million, a condition to closing of the mergers will not be satisfied.

D.5 When will the withdrawal price be paid?

The withdrawal price will be paid to the withdrawing shareholders after the effective date of the merger in accordance with the applicable laws and regulations and, in any case, within 180 days of the communication sent by the relevant shareholder exercising the withdrawal right.

D.6 Will I be entitled to sell my shares upon exercise of the withdrawal right?

No, because your shares will be sold pursuant to a mandatory provision of law.

D.7 Should the merger not become effective, what will happen to my withdrawal shares? Will I lose my shares in any event?

Should the merger not become effective, the offer of the withdrawal shares and the redemption will not become effective and you will retain your shares, without receiving the withdrawal price.

D.8 If I exercise my withdrawal right, can I receive special voting shares?

A shareholder may not request special voting shares with respect to the shares for which the withdrawal right was exercised.

E.	SPECIAL VOTING SHARES

E.1 Can you please describe the objectives and the structure of the new voting system?

•

It is critical to the success of the combined group to foster the development and continued involvement of a core base of long-term shareholders in a manner that enhances flexibility to pursue strategic opportunities

•	The system is designed to function in a similar way to those adopted by several listed French companies (e.g. Sanofi, LVMH, Pernod Ricard, PSA Peugeot, Michelin, Lafarge, PPR)

•

At completion of the respective mergers, upon notice by the relevant shareholder of Fiat Industrial and of CNH submitted to the respective Companies, CNH Industrial common shares (carrying one voting right) will be registered in a special segment of the CNH Industrial’s shareholder register and additional voting instruments (special voting shares) will be granted

•

Only shareholders who attend at the EGMs (or are represented by proxy) to adopt the merger (regardless how they vote) and who continue to hold their shares from the record date until the date of effectiveness of the merger will be eligible for initial special voting shares

•	Each special voting share carries one additional voting right, hence registered shareholder’s voting rights of shares in the special register will be 2x those of other shares

•	Special voting shares will not be tradable and will have immaterial economic entitlements

•	Registered shareholders may, at any time, request to move common shares back to the regular trading system and sell the common shares

•	Sale of the underlying common shares will trigger the cancellation of the related special voting shares

•	After merger completion and listing, shareholders can elect for double voting, by holding common shares in the special segment of the shareholder register for at least 3 years.

E.2 Which is the purpose of the “loyalty voting structure”?

CNH Industrial has established the special voting share structure to reward long-term ownership of CNH Industrial common shares and promote stability of its shareholder base by granting long-term shareholders the equivalent of 2 votes for each CNH Industrial common share that they hold.

Investors should view the special voting shares as a mere additional voting attribute of the qualifying common shares as the special voting shares are not transferable (save for specific circumstances) and do not have any material economic entitlements.

E.3 Will I have the right to elect to participate in the loyalty voting structure?

How can I elect to participate in the loyalty voting structure?

Yes, all Fiat Industrial shareholders (and CNH shareholders) meeting certain requirements may participate in the loyalty voting structure by electing to receive one special voting share in connection with each CNH Industrial common share received in the (relevant) merger.

As far as Fiat Industrial shareholders are concerned, you will have the right to participate in the loyalty voting structure if Fiat Industrial receives the election form made available on Fiat Industrial corporate website (filled in and signed by you and countersigned by your depository intermediary) within July 30, 2013.

The requirements to be met by you to be eligible to receive special voting shares are indicated in the information note made available on Fiat Industrial corporate website.

E.4 Will I be entitled to participate to the loyalty voting structure following the merger? In such case, when and how will I receive the special voting shares?

After closing of the mergers, a CNH Industrial shareholder may at any time elect to participate in the loyalty voting structure. Their CNH Industrial common shares will be registered in the loyalty register. If such NewCo common shares have been registered in the loyalty register for an uninterrupted period of 3 years in the name of the same shareholder, the relevant shareholder will be entitled to receive one special voting share for each such common share.

E.5 What percentage of voting rights will I have if I elect to receive the special voting shares?

This cannot be predicted as of today in the light of the fact that your percentage and weight will depend on the overall number of Fiat Industrial and CNH shareholders electing to receive special voting shares and their current number of Fiat Industrial or CNH shares; please consider that, if you elect to receive special voting shares and meet the relevant requirements, you will be assigned one special voting share for each Fiat Industrial (or CNH) share held as of the record date relating to the respective extraordinary shareholders’ meeting provided that none of the shares in relation to which the special voting shares were requested has been sold.

E.6 When will the special voting shares be assigned to the eligible shareholders?

The special voting shares will be assigned to the eligible shareholders upon completion of the transaction.

E.7 Will the special voting shares be listed on the NYSE and/or the MTA?

No, the special voting shares will not be listed. The special voting shares may not be transferred to third parties (other than in special circumstances i.e., to affiliates, to relatives through succession, donation or other transfers, or to CNHI for no consideration).

E.8 How can I assess the economic value of the special voting shares?

The special voting shares will not have material economic value and will not be tradable. The special voting shares were designed in order to reward long-term ownership of CNH Industrial common shares and promote stability of its shareholder base.

E.9 Should I elect to receive special voting shares, then may I sell my common shares?

Whilst CNH Industrial common shares are always freely transferrable, special voting shares may not be transferred to third parties. However, at any time a holder of CNH Industrial common shares that are qualifying common shares (i.e., common shares meeting certain requirements and registered in the loyalty register) wishing to transfer such common shares other than in limited specific circumstances (i.e., essentially in the case of transfers to affiliates or in the case of succession or donation among natural persons) must first request a de-registration of such qualifying common shares from the loyalty register. After de-registration from the loyalty register, such CNH Industrial common shares will be cancelled from the loyalty register and, as a result, the holder of such CNH Industrial common shares is required to offer and transfer the special voting shares associated with the transferred CNH Industrial common shares to CNH Industrial for no consideration.

E.10 May I sell my special voting shares?

Notwithstanding the fact that Article 12 of the CNH Industrial articles of association permits the board of directors of CNH Industrial to approve transfers of special voting shares, the special voting shares cannot be traded and are transferrable only in very limited circumstances (i.e., to affiliates, to relatives through succession, donation or other transfers, or to CNH Industrial for no consideration) and the board of directors of CNH Industrial may only approve transfers of special voting shares in such limited circumstances.

In addition, you cannot create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any special voting share.

E.11 What document will I have to fill in to opt to receive special voting shares? Where is this document available? What is the procedure to be followed?

Prior to the extraordinary general meeting of Fiat Industrial, an election form was made available at all intermediaries and on Fiat Industrial’s website (www.fiatindustrial.com/InvestorRelations/ShareholderInfo/ShareholderMeetings).

Such election form shall be duly filled in, signed and timely submitted by each electing shareholder through the respective depository intermediary to Fiat Industrial, together with any document or deed to be attached thereto, in order to be received by Fiat Industrial no later than July 30, 2013. The request of the special voting shares may not be submitted by those Fiat Industrial shareholders having exercised their withdrawal right in connection with the resolution possibly passed by the extraordinary general meeting of Fiat Industrial.

All the information and any further details are included in the election form published on Fiat Industrial corporate website.

E.12 How will the double vote be exercised?

The CNH Industrial board of directors shall set, in accordance with the by-laws, a registration date on the 28th day prior to the general meeting so as to establish which shareholders are entitled to attend and vote at the general meeting. Only holders of shares at such registration date are entitled to attend and vote at the general meeting.

The notice of call for the meeting shall state the registration date and the manner in which the persons entitled to attend the general meeting may register and exercise their rights.

E.13 How will the vote attached to the special voting shares be exercised?

A special voting share carries 1 vote.

E.14 Can I sell my Fiat Industrial shares following the submission of the election form?

Yes, you can. However if you sell your Fiat Industrial shares in relation to which you requested the allocation of the special voting shares, you will not be entitled anymore to receive the corresponding special voting shares upon completion of the merger.

E.15 Do I have to communicate to Fiat Industrial any sale of my Fiat Industrial shares?

No, you do not. Your Fiat Industrial shares in relation to which you request the allocation of the special voting shares will be identified by a special ISIN code and, therefore, as soon as you sell these Fiat Industrial shares, your depository intermediary will change the special ISIN code into the ordinary ISIN code. Then your depository intermediary will communicate to Monte Titoli and Fiat Industrial the change of the ISIN code and you will not be entitled anymore to receive special voting shares upon completion of the merger.

E.16 Do I have to submit a request for the change of the ISIN code?

No, you do not. Fiat Industrial requested and obtained a new ISIN code to Banca d’Italia to be assigned to Fiat Industrial shares in relation to which you request the allocation of the special voting shares.

E.17 Will I have to pay any sum in connection with the change of the ISIN code?

The company will not charge shareholders for the change of the ISIN code.

E.18 Can I request the allocation of special voting shares in connection with only a part of my Fiat Industrial ordinary shares?

Yes, you can. the number of Fiat Industrial shares in relation to which you elect to receive the special voting shares shall be indicated in the election form.

E.19 Should I attend the extraordinary shareholders meeting of July 9, when and how will I receive the special voting shares?

All the information necessary for the initial allocation of these shares is available through the “Information note on the special voting shares” available through this corporate website (www.fiatindustrial.com/InvestorRelations/ShareholderInfo/ShareholderMeetings), the Election Form and the Information Document published pursuant to the applicable laws and regulations. It is to be noted that the attendance to the extraordinary shareholders’ meeting represents only one of the requirements to be met in order to be eligible to receive the special voting shares.

Should all the requirements be met, Fiat Industrial shareholders will be entitled to receive, upon merger, one CNH Industrial common share for each Fiat Industrial ordinary share and one special voting share.

The CNH Industrial common shares with respect to which special voting shares are allocated will be registered in a separate register of CNH Industrial and, for so long as they remain in such register, the special voting shares cannot be sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance, except in very limited circumstances (e.g., essentially, in the case of transfers to affiliates or to relatives through succession, donation or other transfers to affiliates or to relatives through succession, donation or other transfers of the associated common shares).

At any time, a holder of common shares registered in the loyalty register may request the de-registration of such shares from the loyalty register and free trading thereof in the regular trading system. Upon the de-registration from the loyalty register, such shares may be freely tradable and the corresponding special voting shares must be transferred to CNH Industrial for no consideration.

F.	LISTING AND SETTLEMENT

F.1 Where will the company be listed?

The company will be listed on the New York Stock Exchange (NYSE) as a Foreign Private Issuer, as well as in Milan on the Mercato Telematico Azionario (MTA).

Therefore, the CNH Industrial shares may be negotiated either on NYSE (in US dollars) or on the MTA (in euros), upon agreement with the relevant depository intermediary.

The special voting shares through which the loyalty voting structure is implemented will not be listed and will not be transferrable or tradable.

F.2 If the merger is completed, will my CNH Industrial common shares be listed for trading?

The CNH Industrial common shares will be listed on the NYSE and are expected to be listed on the MTA following the effectiveness of the mergers, subject to approval by the Italian competent authorities. It is a condition to closing of the transaction that the CNH Industrial common shares be approved for listing on the NYSE, subject to official notice of issuance.

The special voting shares through which the loyalty voting structure is implemented will not be listed and will not be transferrable or tradable.

F.3 What are the benefits arising out from the double listing on the NYSE and on the Mercato Telematico Azionario?

The creation of a single class of liquid stock listed on the NYSE and subsequently on the Mercato Telematico Azionario should entail, in our opinion, the following benefits:

•	create a single class liquid stock listed on the NYSE and the Mercato Telematico Azionario;

•	build a true peer to the major North American-based capital goods companies in both scale and capital market appeal;

•	increase liquidity and attract new capital goods-focused investor base and analyst coverage in the US;

•	capitalize on scarcity value deriving from being the only significant agricultural equipment player listed in Europe;

•	eliminate CNH illiquidity discount and achieve, over time, a valuation more in line with global capital goods peers;

•	improve credit profile and access a broader liquidity pool.

F.4 What is the rationale of listing in US in addition to the current Italian listing?

•	A primary US listing presents a number of advantages and fits the profile of the group

•	Enhances comparability with capital goods peers, maximising the potential for a stock re-rating and hence for value creation for shareholders

•	Access to capital-goods focused investor base and deeper analyst coverage in the US

•	Increased liquidity and depth of the institutional investor base

•	Facilitates access to deep US debt markets

•	CNH already listed on NYSE

•	To these benefits, the listing in Italy will

•	Add access to European investor base, where no agricultural players are currently listed thereby benefiting from scarcity value

•	Accommodate the current Fiat Industrial investor base that may be restricted from investing outside EU-listed equities

•	Minimise discontinuity for current Fiat Industrial shareholders

F.5 Can I elect to have my shares listed on the NYSE or on the MTA?

All shares will be either tradable on both the NYSE, in US Dollars, and the MTA, in Euros (other than those included in the loyalty register). Initially, shares distributed to former CNH shareholders will be held through a depositary participant to the USA clearing system managed by DTC for trading on the NYSE and shares distributed to former Fiat Industrial shareholders will be held through a depositary participant to the Italian clearing system managed by Monte Titoli for trading on the MTA. However, all common shares can be traded on MTA or on NYSE at the holder’s request from and including the first day of trading.

F.6 What will be the amount of the costs I will borne in connection with the assignment of CNH Industrial common shares?

The company will not charge you in connection with the automatic assignment of CNH Industrial common shares at the effective date of the merger. As to any cost to be borne in connection with the subsequent trading of the common shares, we would suggest to verify this issue with your authorized intermediary.

F.7 When will the trading on the MTA start?

The trading on the MTA is expected to start shortly after the start of trading on the NYSE.

F.8 What will be the last trading day of Fiat Industrial shares?

If such date is not known as of today, how and when will we be informed?

In the light of the complexity of the overall transaction and the various conditions precedent provided for, we are not in a position to assess as of today what will be the exact last day of trading of Fiat Industrial shares. It is reasonably expected that the reorganization transaction will be completed within the third quarter of 2013. In this regard, the company will timely provide the public and the shareholders with the relevant information by publishing accordingly a notice and a press release.

F.9 When will I receive the CNH Industrial common shares in exchange for my Fiat Industrial shares?

Assuming the merger is completed, book-entry positions previously representing Fiat Industrial ordinary shares with depositary intermediaries participating in the centralized depositary and clearing system managed by Monte Titoli shall be exchanged for book-entry positions representing whole CNH Industrial common shares issued to the Fiat Industrial shareholders on the basis of the exchange ratio and without interest, on the third business day after the last trading day of Fiat Industrial shares and the completion of the merger.

G.	TAX

G.1 What are the material tax consequences of the Fiat Industrial merger to Fiat Industrial shareholders?

The tax consequences of the Fiat Industrial merger for any particular shareholder will depend on the shareholder’s particular facts and circumstances. Accordingly, shareholders are urged to consult their tax advisors to determine the tax consequences of the Fiat Industrial merger to them in light of their particular circumstances, including the effect of any state, local or national law.

G.2 What are the tax consequences of an election by Fiat Industrial Italian shareholders to participate in the loyalty voting structure in connection with the Fiat Industrial merger?

If an Italian shareholder elects to participate in the loyalty voting structure in connection with the Fiat Industrial merger, such shareholder should not recognize significant amounts of gain upon the receipt of special voting shares. However, no statutory, judicial or administrative authority directly discusses how the receipt of special voting shares should be treated for tax purposes and shareholders are urged to consult their tax advisors as to the tax consequences of receiving special voting shares.

Capital gains realized on the sale of the common shares deposited in the special section of the Shareholders’ Register as consequence of such election and dividends received are subject to tax in Italy with the ordinary rules that vary depending on the type of shareholder.

G.3 What will be the tax regime applicable to Italian resident individual owning CNH Industrial shares following the transaction?

Capital gains realized upon disposal of shares or rights by an Italian resident individual shareholder are subject to Italian final substitute tax (imposta sostitutiva) at a 20% rate.

Dividends paid by CNH Industrial to Italian resident individual shareholders are subject to a 20% tax in Italy. No additional taxation on dividends arises abroad provided that CNH Industrial obtains a positive competent Authority determination that establishes the exclusive UK tax residency of CNH Industrial. The company is confident in obtaining such a positive determination. In the case of a negative answer, dividends would be subject to a further 15% foreign withholding tax that reduces the taxable base of the 20% Italian taxation.

G.4 What will be the tax regime applicable to Italian resident corporations owning CNH Industrial shares following the transaction?

Capital gains realized through the disposal of CNH Industrial Common Shares by Italian Shareholders which are companies subject to IRES benefit from a 95% exemption, if certain conditions are met.

Italian Shareholders subject to Italian corporate income tax should benefit from a 95% exemption on dividends. The remaining 5% of dividends are treated as part of the taxable business income of such Italian resident corporations, subject to tax in Italy under the IRES. No additional taxation on dividends arises abroad provided that CNH Industrial obtains a positive competent Authority determination that establishes the exclusive UK tax residency of CNH Industrial. The company is confident in obtaining such a positive determination. In the case of a negative answer, dividends would be subject to a further 15% foreign withholding tax unless the Italian resident corporation owns more than 5% of the nominal paid up share capital or more than 5% of the voting rights of CNH Industrial. With the 5% qualified investment, no withholding tax is applied abroad. The withholding tax is only partially creditable in Italy.

G.5 What will be the tax regime applicable to Italian pension funds owning DutchCo shares following the transaction?

Capital gains realized by Italian pension funds are not subject to any withholding or substitute tax. Capital gains and capital losses must be included in the result of the relevant portfolio accrued at the end of the tax period, which is subject to an 11% substitute tax.

Dividends paid to Italian pension funds must in principle be included in the result of the relevant portfolio accrued at the end of the tax period, subject to substitute tax at the rate of 11%. No foreign withholding tax is applicable provided that that CNH Industrial obtains a positive competent Authority determination that establishes the exclusive UK tax residency of CNH Industrial. The company is confident in obtaining such a positive determination. In the case of a negative answer, dividends would be subject to a further 15% foreign withholding tax. Provided that certain conditions are met, the Italian pension fund could be entitled to a refund of the foreign dividend withholding tax under the applicable foreign law.

G.6 What will be the tax regime applicable to Italian investment funds and SICAVs owning DutchCo shares following the transaction?

Capital gains realized by Italian investment funds and SICAVs are not subject to any withholding or substitute tax. Capital gains and capital losses must be included in the fund’s or SICAV’s annual result, which is not subject to tax. A withholding tax may apply in certain circumstances at the rate of up to 20% on distributions made by the fund or SICAV.

Dividends paid to Italian investment funds and SICAVs are not subject to any taxation at the level of the fund or SICAV. No additional taxation on dividends received by the Italian investments fund or SICAV arises abroad provided that CNH Industrial obtains a positive competent Authority determination that establishes the exclusive UK tax residency of CNH Industrial. The company is confident in obtaining such a positive determination. In the case of a negative answer, dividends would be subject to a further 15% foreign withholding tax. Provided that certain conditions are met, the Italian fund or SICAV could be entitled to a refund of the foreign dividend withholding tax under the applicable foreign law.

H.	CORPORATE GOVERNANCE OF CNH Industrial

H.1 Is FI CBM Holdings expected to maintain its current corporate name?

Prior to the completion of the transaction, FI CBM Holdings will change its company name in CNH Industrial N.V. (CNH Industrial).

H.2 How can I attend the general meetings of CNH Industrial following the completion of the transaction?

Each shareholder entitled to vote, and each person holding a usufruct to whom the right to vote on the CNH Industrial common shares accrues, shall be authorized to attend the general meeting of shareholders, to address the general meeting and to exercise its voting rights. The board of directors shall set a registration date on the 28th day prior to the general meeting so as to establish which shareholders are entitled to attend and vote at the general meeting. Only holders of shares at such registration date are entitled to attend and vote at the general meeting. The notice of call for the meeting shall state the registration date and the manner in which the persons entitled to attend the general meeting may register and exercise their rights.

Those entitled to attend a general meeting may be represented at a general meeting by a proxy authorized in writing.

H.3 Where will the shareholders’ meeting be held following the completion of the transaction?

Following the completion of the transaction, the general meeting of CNH Industrial will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands.

H.4 Why will the shareholders’ meeting of CNH Industrial not be held in Italy?

Shareholders’ meeting of CNH Industrial must be held in the Netherlands by mandatory provision of Dutch law. In particular shareholders’ meetings shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands as provided by the articles of association of CNH Industrial that will be effective starting from the completion of the merger.

H.5 Will I be entitled to vote by correspondence or by e-mail?

For each general meeting of shareholders, the board of directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct knowledge of the discussions at the meeting and the exercising of voting rights (if applicable). The board of directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the board of directors may for each meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the board of directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

H.6 What will I have to do to attend CNH Industrial shareholders meetings?

When convening a general meeting of shareholders, the board of directors may determine that persons with the right to vote or attend meetings shall be considered those persons who have these rights at the 28th day prior to the day of the meeting (the so called “record date”) and are registered as such in the register of shareholders if they are shareholders and in a register to be designated by the board of directors for such purpose if they are not shareholders, irrespective of whether they will have these rights at the date of the meeting. In addition to the record date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

H.7 How will I be informed re date, place and agenda of the shareholders’ meetings?

A general meeting of shareholders shall be called by the board of directors, the chairman or co-chairman of the board of directors, the Senior Independent Board Member or the chief executive officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the 42nd day prior to the meeting. The notice shall state the place, date and hour of the meeting and the relevant agenda, as well as any other matter as required by the applicable law.

All convocations of meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on the company’s corporate website and such announcement shall remain available until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or the CNH Industrial Articles of Association may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, posted on the company’s corporate website and/or in a document made available for inspection at the office of the company and such other place(s) as the board of directors shall determine.

Accordingly, following the merger, a period longer than the period provided for the Italian law will be required to elapse between the date of convening and the shareholders meeting.

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This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission on June 21, 2013. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s and FI CBM Holdings N.V.’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in CNH’s annual report on Form 20-F for the year ended December 31, 2012, filed by CNH with the SEC on March 1, 2013 and in the annual report of Fiat Industrial for the year ended December 31, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.